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                             June 4, 2021

       Peter Cuneo
       Executive Chairman
       CIIG Capital Partners II, Inc.
       40 West 57th Street
       29th Floor
       New York, New York 10019

                                                        Re: CIIG Capital
Partners II, Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed May 25, 2021
                                                            File No. 333-254078

       Dear Mr. Cuneo:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment 2 to Form S-1 Filed May 25, 2021

       Note 7 - Stockholder's Equity
       Warrants, page F-15

   1. We note from your disclosure that it appears you plan to account for the private placement warrants that will be
issued in a private placement that will close simultaneously with the closing of the public
offering as equity instruments. Please address the following:
                                                            Provide us with
your analysis under ASC 815-40 to support your proposed
                                                             accounting
treatment for the private placement warrants. As part of your analysis, please address
whether there are any terms or provisions in the warrant agreement that provide for
potential changes to the settlement amounts that are dependent upon the
characteristics of the holder of the warrant, and if so, how you analyzed those
 Peter Cuneo
CIIG Capital Partners II, Inc.
June 4, 2021
Page 2
           provisions in accordance with the guidance in ASC 815-40.
             Explain in further detail how the transfer restrictions in Section
2.6 of the warrant
           agreement, filed as exhibit 4.4, operate. For example, are the transfer restrictions only in effect until 30 days after the completion of an initial business combination, such that after that point the private placement and working capital warrants can be transferred to any party? Do any of the terms of the private placement warrants change if they are transferred to any non-permitted transferees after that date?

       You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Cuneo
                                                            Division of
Corporation Finance
Comapany NameCIIG Capital Partners II, Inc.
                                                            Office of Real
Estate & Construction
June 4, 2021 Page 2
cc:       Stuart Neuhauser
FirstName LastName